EXHIBIT 21

LIST OF SIGNIFICANT SUBSIDIARIES	JURISDICTION OF INCORPORATION

Dyn Specialty Contracting, Inc.	Virginia
MES Holdings Corporation	Delaware
EMCOR Construction Services, Inc.	Delaware
EMCOR International, Inc.	Delaware
EMCOR Mechanical/Electrical Services (East), Inc.	Delaware
EMCOR (UK) Limited	England
EMCOR Group (UK) plc	England
EMCOR Facilities Services, Inc.	Ohio
EMCOR-CSI Holding Co.	Delaware
FR X Ohmstede Acquisitions Co.	Delaware
RepconStrickland, Inc.	Delaware